Exhibit 3.5

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

ANGI INC.

The Amended and Restated Bylaws (the “Bylaws”) of Angi Inc., are hereby amended as follows:

Article III, Section 3 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 3. Vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled solely by the vote of a majority of the remaining directors elected by the stockholders who vote on such directorship, though less than a quorum. The directors so chosen shall hold office until the next annual election and until their respective successors are duly elected or until their earlier resignation, removal or death.”